Entero Therapeutics, Inc.

777 Yamato Road, Suite 502

Boca Raton, Florida 33431

September 11, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attn: Jason Drory and Laura Crotty

Re:	Entero Therapeutics, Inc.
Registration Statement on Form S-1
File No. 333-289864

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Entero Therapeutics, Inc. hereby respectfully requests acceleration of the effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 5:15 PM Eastern Time, Monday, September 15, 2025, or as soon as practicable thereafter.

Very truly yours,

By:	/s/ Jason D. Sawyer
Jason D. Sawyer
Interim Chief Executive Officer